SEC PERFORMANCE ADJUSTMENT POLICY	EXHIBIT 97

SEC PERFORMANCE ADJUSTMENT POLICY ALIGNS TO: PEOPLE RISK PRINCIPLE Risk Oversight Director – Emma Noble, Group Conduct, Compliance and Operational Risk (CCOR) Director
Policy Owner	Sharon Doherty, Chief People & Places Officer
Policy Contacts	Thomas O’Keefe, Total Reward Director Email: Tom.O’Keefe@Lloydsbanking.com
Supporting Procedures	Deferral and Performance Adjustment Policy

1.0 RATIONALE
The purpose of the Lloyds Bank plc (“the Bank”) SEC Performance Adjustment Policy (“the Policy”) is to comply with the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual, which was mandated Rule 10D-1 under the U.S. Securities Exchange Act of 1934.

Section 303A.14 of the NYSE Listed Company Manual applies to every company listed on the exchange, including foreign private issuers which includes the Lloyds Bank plc.

This Policy is effective from 2 October 2023 and sits alongside the Lloyds Banking Group Deferral and Performance Adjustment Policy.

This Policy has been designed to assist in managing the risk that variable reward is not delivered in line with our policies. RCSA R051907, CTL136044 – Ensure performance / risk adjustments are correctly calculated and applied in line with policy.

1.1 SCOPE

This Policy applies equally to Executive Officers [1]who held office during the applicable period regardless of fault or misconduct.

Remuneration shall be subject to recovery pursuant to this Policy where: (i) the Remuneration Committee determines that such remuneration constitutes Incentive-Based Compensation (as defined below); and (ii) the remuneration was Received (as defined below) by an Executive Officer:
•after beginning their services as an Executive Officer;
•who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;
•while the Lloyds Bank plc has a class of securities listed on the NYSE, another national securities exchange or a national securities association in the United States; and
•during the three completed fiscal years immediately preceding the date that the Bank is required to prepare a Restatement, and any transition period (that results from a change in the Bank’s fiscal year) within or immediately following those three completed fiscal years (the “Recovery Period”).
For the avoidance of doubt, this Policy continues to apply to an Executive following any termination of their office or employment.
For the purposes of determining the Recovery period, the date that the Bank is required to prepare a Restatement is the earlier to occur of: (i) the date on which the board of directors of the Bank (the “Board”) ), or reasonably should have concluded, that the Bank is required to prepare a Restatement; or (ii) the date a court, regulator or other legal authorised body directs the Bank to prepare a Restatement.

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2.0 REQUIREMENTS
This Policy requires that any Incentive-Based Compensation (including both cash and share awards) Received by an Executive Officer must be recovered reasonably promptly if:

•the Bank is required to prepare an accounting restatement due to the material noncompliance of the Bank with any financial reporting requirement under the securities laws (as used in Section 303A.14(c)(1) of the NYSE Listed Company Manual), including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”); and

•the Restatement resulted in Erroneously Awarded Compensation (as defined below) in the Recovery Period.

Incentive-Based Compensation is deemed “Received” in the Bank’s fiscal period during which the Financial Reporting Measure (as defined below) specified in the Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of the financial period in which the Financial Reporting Measure is attained.

Any Incentive-Based Compensation Received on or after the effective date of this Policy, being 2 October 2023, is subject to this Policy. This includes, but is not limited to, awards with multi-year performance conditions granted in prior years (e.g., LTSP 2020 and beyond) and annual bonus award made in respect of 2023 and beyond.

Incentive-Based Compensation in scope of Performance Adjustment

Performance adjustment must be applied to recover any remuneration granted, earned or vested based wholly, or in part, upon the attainment of a Financial Reporting Measure (“Incentive-Based Compensation”). Incentive-Based Compensation is based in part upon the attainment of a Financial Reporting Measure if such remuneration is subject to multiple conditions one or more, but not all, of which are Financial Reporting Measures.

A “Financial Reporting Measure” is any measure that is determined and presented in accordance with IFRS (or any other accounting principles used to prepare the Bank’s consolidated financial statements from time to time), and any measure derived wholly or in part from such measure, including non-IFRS financial measures (as well as other measures, metrics and ratios that are non-IFRS measures). The term Financial Reporting Measure includes stock price and total shareholder return. Financial Reporting Measures may be presented outside the Bank’s financial statements.

Incentive-Based Compensation includes:

•Non-equity/share-based incentive awards earned based wholly or in part on satisfying a Financial Reporting Measure performance goal;
•Bonuses paid from a bonus pool (the size of which is determined based wholly or partly on the achievement of a Financial Reporting Measure performance goal);
•Other cash awards based on satisfaction of a Financial Reporting Measure;

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•Restricted shares, restricted share units (RSUs), performance share units, share options, and share appreciation rights (“SARs”) that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal; and
•Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.

Any remuneration that is not subject to the satisfaction of one or more Financial Reporting Measures, as well as any remuneration that is not subject to performance (i.e., contractual fixed remuneration or guaranteed variable remuneration), will not be subject to performance adjustment under this Policy.

Determining performance adjustment

A Restatement does not trigger a general clawback of all incentive remuneration paid. Instead, the “recoverable” amount (which is the amount paid in excess) is calculated based on the difference between the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restatement amounts, and must be computed without regard to any taxes paid (“Erroneously Awarded Compensation”).

If, for example, Incentive-Based Compensation was based on multiple Financial Reporting Measures but based on the Restatement there was an error linked to one performance metric outcome only, the reduction in the Incentive-Based Compensation would be apportioned based on the relevant restated amount only.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement the amount will be based on the Remuneration Committee’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received.

Process and Timing:

If the Bank is required to prepare a Restatement, the Remuneration Committee shall:
•determine the Recoverable Amount in accordance with this Policy; and
•to the extent the Recoverable Amount has been Received by an Executive Officer, require the Bank to recover reasonably promptly the full Recoverable Amount in accordance with this Policy; or
•to the extent the Recoverable Amount has not been Received, but is otherwise owed to an Executive Officer, cancel the right of such Executive to receive the Recoverable Amount.

The Remuneration Committee has the discretion to choose the method of recovery that shall apply to any Recoverable Amount which has been Received, which may be different for different Executive Officers (including in respect of the same Restatement), and which may include:
•reduction of future or in-year bonus;
•reduction (Malus) of outstanding deferred awards or other remuneration that is due to be paid;
•Clawback of the Recoverable Amount and/or any other previous paid remuneration, in which case the Remuneration Committee] may determine that the Clawback shall be applied by:
•shares in the Bank being required to be transferred to the Bank, or as it directs, for nil consideration;
•such being required to be paid to Bank or as it directs; and/or

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•such amount being withheld from or offset against any future variable remuneration or any other amount owed to the Executive Officer.

Exceptions to the application of this Policy

The Bank must recover Recoverable Amounts in compliance with this Policy except to the extent that the Remuneration Committee determines, in its sole and absolute discretion, that recovery would be impracticable. Recovery is impracticable only if:
•following a reasonable attempt to recover the Recoverable Amount, the Remuneration Committee determines, in its sole and absolute discretion, that the direct expense that would need to be paid to a third party to assist in enforcing this Policy would exceed the Recoverable Amount;
•recovery would violate a law of England and Wales, where such law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any Recoverable Amount based on a violation of the law of England and Wales, the Bank must obtain an opinion of English legal counsel, acceptable to the NYSE that recovery would result in such a violation and provide such opinion to the NYSE; or
•if applicable, the Remuneration Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Bank, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Disclosure

In the event of any Restatement, the Bank shall disclose certain information in its annual report on Form 20-F, as required by Form 20-F, and shall also provide such information to the NYSE as is required in respect of the operation of this Policy.

Indemnification and Insurance

Executive Officers are prohibited from using remuneration-related or liability-related insurance in relation to any liability under this Policy, and the Bank will not otherwise indemnify any Executive Officer in respect thereof.

Other Recovery Rights

Any right of recovery under this Policy applies in addition to (and without limiting) any other remedies and/or rights to reduce, cancel or recover, or to apply malus or clawback in respect of, any elements of remuneration (or similar) that may be available to any member of the Bank, whether pursuant to any policies, incentive plan terms, contractual documentation or otherwise as in force from time to time.

3.0 TRAINING
No mandatory training is required.
All colleagues in scope of this Policy will receive appropriate communications to help them in understanding their remuneration and the behaviours and performance required to be eligible for discretionary variable remuneration.

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4.0 NON-COMPLIANCE
Waivers
Waivers from this Policy are NOT permitted.
Breaches
If a business area is non-compliant with a Policy requirement and does not have an approved waiver, it is in breach of that Policy requirement. All breaches of the Policy must be recorded and escalated, in accordance with the One RCSA Events Handbook.

5.0 FOOTNOTE
1.An “Executive Officer” means the current and former GEC members and attendees from time to time, including the Chief Internal Auditor, each of which the Bank has determined is a Bank "executive officer" as defined in Section 303A.14 of the NYSE Listed Company Manual.
2.References in this Policy to the phrase “including” (or similar) shall mean not limit or prejudice the generality of the following words.
3.The Remuneration Committee has full and final authority to: (i) administer this Policy, including to interpret the provisions of this Policy; and (ii) make all determinations deemed necessary or advisable in applying this Policy (which in every case shall be made at the Remuneration Committee’s absolute discretion, without this being limited by references in certain clauses but not others to a discretion being absolute), including determinations as to: (a) what constitutes Incentive-Based Compensation, Erroneously Awarded Compensation or other remuneration; and (b) the determination of the Recoverable Amount. Any action, interpretation or determination taken or made by the Remuneration Committee pursuant to this Policy will be final, conclusive and binding.

6.0 RELATED POLICIES and GOVERNANCE DOCUMENTS
Deferral and Performance Adjustment Policy	Sets out the basis on which it is intended that deferral and performance adjustment (including clawback for MRTs under CRD V) is applied to variable remuneration, in line with the Remuneration Regulations.

7.0 VERSION CONTROL
Version Number	Author	Approval Date	Effective Date	Status / Comments
1.0	Claudio Gallicchio	October 2023	November 2023	Inception of new Policy
Next Planned Revision		Q3 2024

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